Exhibit 99.1

Eshallgo Provides 2025 Update on Office-Solutions Operations and AI Development

Shanghai, December 8, 2025 — Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a provider of integrated office and enterprise technology along with a suite of AI intelligence solutions in China, today announced a series of business developments achieved in 2025 and growth outlook heading into 2026. Specifically, the Company made notable progress across three core areas: operations, AI research initiatives, and early-stage international expansion activities.

In China, Eshallgo continued to develop its core office-solutions business through ongoing cooperation with global brands such as Canon, Sharp, Fujifilm, and Kyocera. During the year, the Company also obtained several domestic commercial accreditations and authorizations, including:

●	Authorized Service Center accreditation for Guangdiantong
●	Gold Dealer status for LISICHEN’s printer line
●	New Value-Added Distributor authorization for Lenovo’s enterprise IT products

These partnerships expand Eshallgo’s product portfolio and support its participation in China’s office-technology distribution ecosystem.

The Company also continued its transition toward intelligent office solutions. In 2025, Eshallgo advanced its research and development efforts relating to enterprise-focused AI products aimed at enhancing workplace efficiency and supporting digital transformation initiatives. These projects remain in development, and the Company expects to continue evaluating their commercial applicability.

In parallel, Eshallgo took initial steps toward expanding its international footprint. The Company entered into a North American distribution agreement with Maxsun, a domestic motherboard brand, which provides a framework for introducing selected Eshallgo products, such as the AI-driven product suite, to overseas markets. Commercial outcomes under this agreement will depend on market conditions and execution.

“2026 will be a defining year for Eshallgo as we continue to execute on our core business while progressing our AI initiatives and initial overseas efforts,” said Mr. Qiwei Miao, Chief Executive Officer of Eshallgo Inc. “The combination of our North American launch and our growing pipeline of enterprise AI solutions creates a powerful dual engine for performance growth. We believe these initiatives will expand our addressable market, elevate our global profile, and set the stage for long-term value creation. We will continue assessing opportunities that may support the Company’s long-term development.”

Eshallgo enters 2026 with ongoing activities in its traditional office-solutions operations as well as in its emerging AI and international initiatives, which together form the basis of its strategic priorities for the coming year.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications designed to support document management, workflow automation, smart procurement processes, and secure collaboration.

For more information and investor updates, visit ir.eshallgo.com and Follow us on social media: LinkedIn, Facebook, and X.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.

ir@eshallgo.com